EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2020

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of March 24, 2021.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX and on the Frankfurt Stock Exchange under the symbol "6E9".

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's more than 17-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty and property interests since 2012. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR 2020

Financial Update

  EMX ended the twelve-month period at December 31, 2020 ("YE20") with a balance sheet including cash and cash equivalents of $52,418,000, investments, strategic investments and loans receivable valued at $26,126,000, and no debt.
  EMX had revenue of $7,199,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was $3,756,000 for the fair value of equity positions received on sale and option of property interests. Revenues for YE20 increased compared to YE19 with an increase in option and other property and dividend income offset by a decrease in interest income.

  Royalty generation costs totaled $16,392,000 of which the Company recovered $7,962,000 from partners.
  General and administrative expenses totaled $5,172,000 which includes $2,360,000 in salaries and consultants, $944,000 in administrative costs, $968,000 in professional fees, $222,000 in transfer agent and filing fees, $74,000 in travel, and $604,000 in investor relations costs.
  For the year, the Company had a net loss from operations of $9,623,000 and an after-tax loss of $6,007,000. Other items affecting financial results in 2020 include $1,226,000 in depletion and depreciation costs, share-based payments of $1,994,000 in general and administration costs (additional $1,127,000 in royalty generation costs), and adjustments to deferred income tax assets and foreign exchange of $2,113,000 and $177,000 respectively. In FY20, EMX recorded a significant gain of $6,162,000 related to fair value changes of its investments and other equity holdings. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  In the western U.S., EMX received provisional payments of approximately US$977,000 from the sale of 555 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South royalty property in Nevada, operator McEwen Mining Inc. disclosed first time open pit constrained reserves as part its Gold Bar Mine feasibility study.
  On the royalty generation portfolio front, EMX optioned four gold projects in Nevada and Idaho, and two porphyry copper projects in Arizona. Also, in Nevada, Ridgeline Minerals Corp. completed an IPO and earned 100% interest in the Selena and Swift Carlin-type gold projects, with EMX retaining NSR royalty interests and an equity position in Ridgeline. In the southwestern U.S., programs funded by partner South32 advanced eleven Arizona porphyry-copper projects through the EMX-South32 Regional Strategic Alliance ("RSA"). In Q4, South32 renewed the RSA with EMX for another two years, and as a subsequent event, South32 elected three RSA properties as Designated Projects with the execution of three separate option agreements. As partnered properties were advanced, the Company's royalty generation programs added new gold and copper projects to the portfolio by staking open ground. Partner funded programs totaled more than $13,500,000 in expenditures.
  EMX substantially grew the royalty and mineral asset portfolio in Canada by purchasing 60 properties located in the Superior geologic province of Ontario and Quebec, for $3 million, with 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests. A second portfolio of royalty and property interests was purchased for $800,000, paid as 50% cash and 50% EMX shares, for four properties (i.e., Gullrock Lake, Duchess, Red Lake, and Tilly) in Ontario's Red Lake mining district. Both portfolios are generating cash flow to EMX from option payments, which are supplemented by share-based payments. Payments from EMX's portfolios in Canada totaled $570,000 during 2020 including cash and the fair value of equity payments received.
  EMX completed the acquisition of 18 royalty properties within productive metallogenic belts of northern Chile from Revelo Resources Corp. for US$1,162,000. Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo. Subsequently, Revelo sold eight of the copper projects to Pampa Metals Corporation. As a subsequent event, through a business combination, Revelo became a wholly owned subsidiary of Austral Gold Limited, with Austral now controlling five EMX royalty properties. Five royalty properties are controlled by other operators. The Company's portfolio in Chile is covered by NSR royalties ranging from 0.5% to 2% covering porphyry copper, IOCG, and epithermal gold-silver deposits.
  In Serbia, operator Zijin Mining Group Co. Ltd. continued aggressive development of the Timok Project's Upper Zone Cukaru Peki copper-gold deposit which is covered by an EMX 0.5% NSR royalty. Initial production from the Upper Zone is expected to be in the second quarter of 2021. Zijin's Lower Zone porphyry copper-gold resource project is also covered by the Company's 0.5% NSR royalty. As a subsequent event, EMX filed on SEDAR a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" authored by Mineral Resource Management LLC.

  In Fennoscandia, the Company sold or optioned thirteen projects to four different junior exploration companies during 2020. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. Partner companies continued to advance EMX's royalty properties with field programs including geochemical and geophysical surveys, geological mapping, and drilling campaigns. EMX is a leading explorer and holder of mineral rights in the region and maintained aggressive royalty generation programs in Sweden, Norway, and Finland. This work resulted in the acquisition and advancement of a variety of new gold, base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects that are available for partnership. As well, royalty purchase opportunities were identified, with EMX acquiring a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland. At the Viscaria development project in Sweden, which is a previous EMX royalty acquisition, an updated copper-iron D-Zone resource estimate was completed by operator Copperstone Resources AB.

As events subsequent to December 31, 2020 EMX a) optioned three projects in Norway and two projects in Sweden, to Martin Laboratories EMG Limited ("MLE") for an equity interest in MLE, work commitments, a retained 2.5% NSR royalty on each project, and other consideration including annual advance royalty and milestone payments, and b) executed a definitive agreement with Gold Line Resources Ltd. ("GLR") and Agnico Eagle Mines Limited, by which GLR can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged payments comprised of cash as well as shares of GLR and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000, with EMX receiving additional share and cash payments from GLR as reimbursement for the EMX shares issued to Agnico over the course of the agreement.

  In Australia, the Company optioned the Queensland Gold project to Many Peaks Gold Pty Ltd for cash payments, work commitments, a retained royalty interest, annual advance royalty and milestone payments, as well as other consideration to EMX's benefit. At the Koonenberry royalty property, "reef" hosted gold targets were advanced with drilling, geochemical sampling, and bulk sampling programs conducted by the owner and operator of the project. The Company also added a new project to the portfolio with the license granted for the Yarrol intrusion-related gold property, which is now available for partnership.
  In Turkey, EMX has been advised by the new operator of the Balya lead-zinc-silver royalty property that ongoing development and resource delineation programs are expected to provide initial production royalties later in 2021. Pre-production payments from EMX's other royalty properties in Turkey were suspended due to COVID-19 as well as permitting, and administrative issues.
  EMX invested US$3.79 million in Ensero Holdings Inc. ("Ensero"), an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, and a 7.5% equity interest in Ensero. EMX and Ensero also formed a strategic alliance that leverages a combination of EMX's knowledge of historical mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. Payments from Ensero totaled US$154,000 for the year.
  At year end, EMX had a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation. RAH advised EMX that 24,687 ounces of gold and 162,039 ounces of silver were sold at average prices of US$1,602/oz gold and US$18.90/oz silver during 2020. This yielded US$42.6 million in total revenue, which after costs and deductions, resulted in a net loss before tax of US$1,170,000 to RAH. EMX's RAH investment did not produce ordinary dividend payments during the year due to this underperformance relative to forecasts. EMX, as well as other RAH investors, are actively engaged with RAH management to evaluate ways to optimize production and define additional resources. Subsequent to December 31, 2020 the Company increased its interest in RAH by making an additional investment of US $1,250,000.

Corporate Update

  EMX has been closely monitoring developments regarding the novel coronavirus pandemic ("COVID-19") for over a year now, with a focus on the jurisdictions in which the Company operates. The worldwide spread of COVID-19 has resulted in governments implementing measures to curb the spread of the virus. EMX has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. As of the date of this MD&A, although significant restrictions have been implemented (e.g., travel restrictions, etc.), management has adapted to the situation and continued to advance the Company's business initiatives. Initially this consisted of work-from-home protocols, but has now evolved to having our field programs up-and-running with our in-country based staff.

  Bullion Monarch Mining Inc. ("Bullion"), a wholly owned subsidiary of the Company, continued advancing litigation against Barrick Goldstrike Mines, Inc. and subsidiary entities for non-payment of royalties from properties in the Carlin Trend, Nevada that are subject to an area of interest. The litigation is being pursued in Nevada state courts. Bullion is advancing the case towards the trial phase. The Company will provide additional information as it becomes available.

OUTLOOK

EMX ended 2020 with $52.4 million in cash, $16.7 million in tradable securities, and $8.9 million in strategic investments. Our strong balance sheet combined with increasing revenues, particularly through option and property payments, has allowed the Company to expand our mineral property footprint in the western U.S., Sweden, Norway, and Australia, as well as to make key acquisitions in new jurisdictions including Canada, Chile, and Finland. In addition to executing our organic royalty generation and royalty acquisition strategies, we also deployed capital into strategic investments that include the Rawhide gold-silver mining operation in Nevada and Ensero Solutions Inc., an environmental remediation and mine reclamation company. Our counter parties continue spending and building value across our portfolio of early to advanced staged exploration projects, as well as funding mine development work on EMX's royalty properties at Balya in Turkey and Timok in Serbia.

Looking towards 2021, we already see similar progress being made in the growth of our royalty generation portfolio and strong concurrent deal flow. While we will continue to evaluate entry into promising new jurisdictions, most of our focus will remain on augmenting our royalty footprint in core regions, with particular emphasis on North America and Fennoscandia. Our counter parties spent well over $20 million in 2020 exploring our projects, and we anticipate similar or greater levels of expenditures in 2021. We will continue to augment our royalty generation with sensible royalty purchases. Despite the strong secondary market for royalty sales, EMX has been able to secure attractively valued royalty purchases, such as the acquisition of the Kaukua royalty in Finland where a significant palladium-platinum discovery appears to be in the works.

Important progress has also been achieved at Zijin's Timok Project in Serbia, which is a top tier copper-gold development project, where commercial production is anticipated to start in mid-2021 and should pay on EMX's 0.5% NSR royalty for years to come. Similarly, it appears that the Balya lead-zinc-silver 4% NSR royalty property will realize initial, sustained production late in 2021. Finally, the Leeville royalty in Nevada continues to generate cash flow to EMX, with the Company anticipating at least 10 years of ongoing royalty payments, and remaining optimistic that royalty production will eventually increase due to the exploration and development successes of Nevada Gold Mines.

The Company's diversified and resilient combination of revenues from royalties, pre-production payments, and strategic investments puts us on a solid footing for 2021. EMX is well funded to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussions include overviews of the work conducted in 2020 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

North America

United States

At year end, EMX's portfolio in the U.S. includes 69 royalty and royalty generation properties in Arizona, Nevada, Utah, Idaho, Wyoming, and Alaska. There were 29 royalty properties and projects optioned for an EMX royalty interest, nine projects being advanced under the South32 Regional Strategic Alliance ("RSA"), and 31 royalty generation properties available for partnership. As a subsequent event, three additional copper exploration properties were selected by South32 as Designated Projects. The Company's work in 2020 was focused on a) advancing the South32 funded RSA projects and generative programs in the southwestern U.S., b) acquisition of new royalty generation gold projects by staking open ground, c) forming new partnerships for available properties, and d) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively). Leeville royalty provisional payments to EMX totaled approximately US$977,600 during 2020. Royalty production totaled 555 troy ounces of gold that were sourced from the West Leeville (72%), Carlin East (15%), and Turf (13%) operations. The Leeville royalty performed according to management expectations in 2020.

NGM continues to emphasize the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty property. Although much of the upside potential recently emphasized by NGM is north of the Leeville royalty property, specific reference is also given to the upside at the Rita K deposit. Rita K, which occurs within a gold mineralized corridor extending to the southeast of West Leeville and across EMX's royalty footprint continues to be the subject of drill delineation and underground development. NGM's focus on advancing the potential of the Leeville Complex highlights the upside optionality of EMX's Leeville royalty property.

  EMX's Gold Bar South (GBS) 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("MMI"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation in north-central Nevada. During 2020, MMI conducted drilling to in-fill and test extensions to GBS mineralization totaling 35,000 feet. As a subsequent event, MMI provided a mineral resource and reserve update for the Gold Bar operation, including first time, open pit constrained probable reserves for GBS at an assumed gold price of US$1500/oz, and given as 2,135 Ktons averaging 0.031 oz/ton gold, yielding contained gold of 65.7 Koz and recoverable gold of 40.1 Koz (see MMI news release dated January 7, 2021). MMI's inclusion of the GBS satellite open pit into the Gold Bar mine plan is given in a feasibility study that included the reserve contributions from GBS (see MMI news release dated February 22, 2021). EMX is encouraged by MMI's further advancement of the GBS royalty property towards mine development.
  EMX retains a 2% NSR royalty on the Hardshell lead-zinc-silver royalty property in Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. Hermosa's Taylor carbonate replacement development project is directly north of EMX's Hardshell royalty claim block, and the Clark oxide resource deposit is directly to the east.

During 2020, South32 disclosed a first time JORC underground oxide resource estimate for the Clark deposit (formerly named the Central deposit) and commenced a scoping study "focused on metallurgy and the manganese battery chemicals market for the Hermosa project's Clark Deposit, with completion expected in H1 FY22" (see South32 Financial Results & Outlook Half Year Ended 31 December 2020). South32 has also provided an updated schedule for completion of the Taylor Pre-Feasibility Study which "is now expected to be concluded in the June 2021 half year at which time an update will be provided on the preferred configuration, expected capital profile and timeline to first production" (see South32 September 2020 Quarterly Report).

EMX emphasizes that the Clark resources and Taylor reserves are adjacent to, but to the Company's knowledge do not include mineralization hosted within the Hardshell claim block. However, South32 drilling has intersected lead-zinc-silver mineralization, as well as copper mineralization, within the Hardshell royalty claim block.

  EMX has a Regional Strategic Alliance ("RSA") Agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). The RSA Agreement was renewed for another two years in November of 2020. Under the terms of the agreement, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

Eleven Arizona porphyry-copper projects were advanced under the South32 RSA in 2020. EMX work programs on behalf of the RSA included drilling, drill permitting, geophysical surveys, geologic mapping, and geochemical sampling. In addition, generative reconnaissance work was conducted to identify new copper targets for acquisition. The Midnight Juniper project was selected as a Designated Project earlier in the year with both companies executing an option agreement in Q2. South32 has since elected to drop the project after completion of a three-hole reconnaissance drill test in Q3.

As a subsequent event, South32 elected to add EMX's Copper Springs, Jasper Canyon, and Malone projects as Designated Projects with the execution of three separate option agreements. The Copper Springs project was previously under option with Anglo American Exploration (USA), Inc. ("Anglo American") which relinquished its option on the project in Q1 2020. EMX believes there are additional drill targets on the property that remain untested, and these targets will be the focus of South32's work on the property. Reconnaissance drill programs for 2021 are slated to commence in Q1 at Jasper Canyon and Q2 at Malone.

  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd.'s Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019, respectively). EMX's Goodpaster royalty properties are especially prospective given Northern Star's exploration successes at its nearby Goodpaster prospect.

During 2020, Millrock entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5 million in exploration at the 64North Gold Project (see Millrock news release dated February 4, 2020). Drilling conducted at the West Pogo block's Aurora, Reflection, and Echo targets, which are covered by EMX royalty ground, intersected variable widths of structure, alteration, quartz stockwork/veining and sulfides over down-hole widths varying from ~9.7-69 meters (true widths unknown) (see Millrock news release dated September 28, 2020). In total nine core holes totaling 4,778 meters were drilled at West Pogo during 2020 (see Millrock news release dated December 13, 2020). As a subsequent event, Millrock announced that Resolution had completed the requirements to an initial 30% interest in the 64North Gold Project (see Millrock news release dated January 27, 2021).

  Ridgeline Minerals Corp. (TSX-V: RDG) ("Ridgeline") completed an IPO on August 13, 2020, with EMX owning approximately 7% of the post-IPO issued and outstanding shares of Ridgeline. EMX aided Ridgeline in securing its initial portfolio of projects and funding (see EMX news release dated May 30, 2019), and as part of the IPO process, Ridgeline completed its option commitments on the Company's Swift and Selena properties in north-central Nevada, which have now been converted to EMX 3.25% NSR royalty interests. Ridgeline's 2020 exploration programs for Carlin-type gold mineralization at Swift and Selena returned encouraging results.

At the Swift royalty property, which is a Carlin-style gold project located in Nevada's Cortez mining district, Ridgeline approximately doubled the size of the land position and completed a three hole reconnaissance drill program totaling 2,413 meters at the Fallen City target. Two of the three widely spaced drill holes at Fallen City intersected altered rocks of the Wenban and Roberts Mountains Formations, with short intervals (i.e., 0.2-1.5 m at +870 m depth; true widths unknown) of gold and silver mineralization intersected (i.e., 0.05-0.55 g/t Au; 6.6-860.0 g/t Ag) in hole SW20-002 (see Ridgeline news releases dated December 17, 2020, and January 13, 2021).  Importantly, Ridgeline's results represent the first time the Wenban Formation, one of the primary gold host rocks in the Cortez district, had been intersected within the Swift property.

The Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend. Ridgeline drilled 22 reverse circulation drill holes totaling 3,223 meters. This work confirmed the original target concepts but also expanded the footprint of oxide mineralization with 14 of the 22 drill holes returning significant silver-gold intercepts, including 36.5 meters @ 54.22 g/t silver and 0.31 g/t gold (SE20-014, from 125.0-161.5 m) and 44.2 meters @ 57.2 g/t silver and 0.22 g/t gold (SE20-021, 208.8-253.0 m) from the "New Discovery" zone (true widths estimated at 80-90% of drilled intercept) (see Ridgeline news release dated January 20, 2021).  The New Discovery zone has an approximately one kilometer strike length, with mineralization hosted in key host rocks that include both the Pilot Shale and Guillmette Limestone. Additional reconnaissance work also identified three new target areas that led Ridgeline to stake an additional 1,780 acres of land within EMX's royalty footprint.

  EMX optioned three Idaho gold projects to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") under three separate option agreements (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, AAR payments, and milestone payments. Two of the projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho. The third project, Robber Gulch, is located in south-eastern Idaho.

Gold Lion increased land positions and conducted aggressive exploration at all three properties during 2020:

- At Robber Gulch, Gold Lion is targeting Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks. As part of Gold Lion's exploration programs, 700 meters of trenching and sampling were completed, with trench RG-20-03 returning 0.45 g/t gold over 174 meters in the newly identified Raider zone (true width unknown). Gold Lion commenced an initial drill program at year end 2020 (see Gold Lion news releases dated December 8, 2020 and January 4, 2021).

- The South Orogrande and Erickson Ridge projects are mesothermal gold properties located along the regional scale Orogrande Shear Zone. At South Orogrande, Gold Lion expanded the land position southward from the X-zone, and completed soil sampling and an induced polarization ("IP") geophysical survey. At Erickson Ridge, Gold Lion completed an IP survey extending from the historical resource area to the north and south along trend. Based upon encouraging results from its surface exploration programs, Gold Lion is permitting 62 drill sites at Erickson Ridge and up to 50 drill sites at South Orogrande with the U.S. Forest Service (see Gold Lion news releases dated May 5, and August 6, 2020, and January 19, 2021).

  EMX optioned the Antelope gold project in Nevada to Hochschild Mining (US) Inc. ("Hochschild") for work commitments and annual cash payments during the option period, and upon exercise of the option, a 4% NSR royalty interest, AAR payments, and milestone payments to EMX's benefit (see Company news release dated June 3, 2020). The Antelope project is located in Nevada's Illipah mining district and contains multiple Carlin-style gold targets. Encouraging results from geological mapping, geochemical surveys and an IP geophysical survey were used to identify targets for a follow-up four hole reconnaissance drill program totaling 1,523 meters. Three holes intercepted Carlin-style alteration consisting of decalcification and silicification of carbonate-bearing lithologies. EMX has received partial assays from the drill program and Hochschild is evaluating the next steps for the property.

  EMX's Roulette property (also known as Yerington West), is located in the Yerington mining district of west-central Nevada and contains porphyry copper and iron-oxide-copper-gold ("IOCG") targets beneath post-mineral cover rocks. In Q4 EMX optioned Roulette to Mason Resources (US) Inc., a subsidiary of Hudbay Minerals Inc. (TSX & NYSE: HBM) ("Hudbay"), whereby Hudbay will make option payments over a three year period totaling US$250,000 and complete a 3,000 meter drill program. Upon Hudbay's exercise of the option, EMX will retain a 2.5% NSR royalty, and receive AAR payments, as well as milestone payments of US$500,000, US$1,000,000, and US$1,000,000 upon completion of a preliminary economic assessment ("PEA"), pre-feasibility study ("PFS"), and a feasibility study ("FS"), respectively. Previously the Roulette property was under option to Entrée Minerals, which completed geophysical surveys, geochemical sampling, and a four hole reconnaissance drill program that intersected distal styles of porphyry copper related mineralization to the north of the current target areas.

  EMX's Cathedral Well royalty property is located at the southern end of Nevada's Carlin Trend, and surrounds the historical Greensprings open pit mines. Cathedral Well was sold to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments (see EMX news release dated July 17, 2014). Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact Gold"). Contact Gold filed a Greensprings Project Technical Report on SEDAR (Effective Date of June 12, 2020) that outlined several exploration targets for follow-up drilling, with two of these targets 100% within the EMX royalty position (i.e., Foxtrot and Whiskey), and a third partially within EMX's royalty ground (i.e., Tango). Contact Gold commenced a 9,000 meter drill program in September, 2020. By year end Contact Gold announced that it had completed 5,785 meters of the ongoing drill program (see Contact Gold news release dated January 26, 2021).  So far, none of the drilling has tested targets on EMX's royalty ground.

  The Superior West and Copper King properties, both located near Superior, Arizona, are under option agreements with Kennecott Exploration Company ("Kennecott"). Kennecott can earn 100% interest in a given project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest (see EMX news releases dated May 4, 2015 and October 19, 2016). Work on the projects during 2020 consisted of permitting and keeping the properties in good standing.
  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX made important strategic additions to its royalty and royalty generation portfolio in Canada during 2020, establishing a significant presence in Ontario and Quebec. Previously EMX's only royalty interest in Canada consisted of Norra Metal Corp.'s Pyramid project in British Columbia. EMX's portfolio of properties in Ontario and Quebec totals over 180,000 hectares, of which over 80% are under option or royalty agreements, providing the Company with both cash flow from, and significant upside optionality in premier mining jurisdictions.

  The initial portfolio of properties (the "Perry English Portfolio") was purchased from Canadian prospector and entrepreneur Perry English, through his company 1544230 Ontario Inc., for approximately $3 million (see EMX news release dated July 7, 2020). Of the over 60 properties acquired by EMX, 52 projects are optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Portfolio is generating cash flow to EMX from option payments, as well as the potential upside from equity based option payments. The purchase of the Perry English Portfolio marks EMX's entry into Canada's Superior Province, which hosts several highly productive mining districts and greenstone belts in Ontario and Quebec. The Portfolio includes properties in the prolific Red Lake district, as well as in the highly prospective districts of the Abitibi, Uchi, Wabigoon and Wawa sub-provinces.
  The second portfolio of royalty and property interests was purchased from Frontline Gold Corporation (TSX-V: FDC) ("Frontline") for $800,000, paid as 50% cash and 50% shares of EMX (see EMX news release dated December 8, 2020). The Frontline Portfolio consists of 41 legacy claims (totaling ~6,100 hectares), distributed over four properties (i.e., Gullrock Lake, Duchess, Red Lake, and Tilly) in the heart of Ontario's Red Lake mining district, all of which are currently optioned to, or operated by, Pacton Gold Inc. (TSX-V: PAC) ("Pacton"). The Portfolio is generating cash flow to EMX from option payments, as well as the potential upside from equity based payments. The Company retains upside exploration and development optionality from NSR royalty interests that range from 0.25% to 2.25% on the four properties. The Frontline Portfolio properties are contiguous with Pacton's Red Lake Gold Project, which is covered by an EMX NSR royalty interest resulting from the Perry English Portfolio acquisition. EMX's commitment to the Red Lake district highlights an investment strategy aimed at one of Canada's most prospective mining camps.
  The Perry English and Frontline Portfolios were supplemented by EMX's acquisition of additional properties during 2020.

South America

EMX holds NSR royalty interests covering 18 properties located within key metallogenic belts of northern Chile. These royalty interests were acquired in 2020 from Revelo Resources Corp. ("Revelo") for US$1,162,000, of which US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo (see EMX news releases dated March 20, and March 26, 2020).

Revelo sold eight copper projects in the Antofagasta region to West Pacific Ventures Corp., which through a business combination, are now held in Pampa Metals Corporation (CSE: PM) ("Pampa") (see Revelo news release dated November 30, 2020). The Pampa properties are covered by EMX 1% NSR royalty interests (i.e., Arrieros, Block 2, Block 3, Block 4, Redondo-Veronica, Cerro Blanco, Cerro Buenos Aires and Morros Blancos). Pampa is focused on advancing the Arrieros, Redondo-Veronica, and Block 3 projects through a variety of geophysical surveys to delineate targets prior to reconnaissance drilling (see Pampa news releases dated December 23, 2020 and March 9, 2021).

As a subsequent event, a business combination between Revelo and Austral Gold Limited (ASX: AGD; TSX-V: AGLD) ("Austral") was completed, whereby Revelo became a wholly owned subsidiary of Austral (see Austral news release dated February 4, 2021). Five of EMX's royalty properties, with NSR royalties of 0.5% to 1%, are now controlled by Austral (i.e., San Guillermo, Reprado, Limbo, Magallanes, and Redondo-Veronica). Three projects are near Austral's Guanaco/Amancaya mining complex in the Paleocene-Eocene gold belt of northern Chile.

The remaining five properties in EMX's portfolio, with NSR royalties of 1% to 2%, are controlled by other exploration and mining companies active in Chile (i.e., Victoria Norte - Hochschild, Kolla Kananchiari - Masglas America, and San Valentino, T4, and Las Animas - Atacama Copper).

The properties in EMX's Chilean royalty portfolio consist of porphyry copper, IOCG (iron-oxide-copper-gold), manto, and epithermal gold-silver projects. The properties occur in northern Chile's highly productive Coastal (e.g., Amancaya and Manto Verde), Paleocene (e.g., El Penon and Spence) and Domeyko (e.g., Escondida, Chuquicamata, and El Albra) metallogenic belts. The prospective geology and diversity of metals covered by the royalty portfolio provide EMX with significant discovery and commodity optionality.

Europe

Serbia

The Company has royalties on three properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped 0.5% NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project.

  The Brestovac NSR royalty was originally granted to Euromax Resources Ltd. ("Euromax") by Reservoir Capital Corporation via a Royalty Agreement executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (see EMX news release dated February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. After a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future. For the sake of transparency, EMX filed the Royalty Agreement under its profile on SEDAR (see EMX news release dated October 5, 2020).

Zijin has steadily advanced the Timok Project since acquiring 100% control in 2019 through the acquisition of Nevsun Resources Ltd., as well as the purchase of the remaining Lower Zone minority interest from Freeport-McMoRan Inc. Zijin's work has included mine development and executing a Memorandum of Understanding ("MOU") with the Government of the Republic of Serbia that provides a framework for advancing the Upper Zone project to production. Zijin has adapted an accelerated schedule for the Upper Zone project, and announced the scheduled commencement of production at the "Timok Copper and Gold Mine" in the second quarter of 2021 (see Zijin 2019 Annual Report). Zijin's latest public disclosures on the "Timok Copper and Gold Mine", are consistent with previous Zijin disclosures, and the project appears to be advancing on schedule.

In late 2020, Zijin provided notification that its underground development work had entered the initial mining area at the Timok Project's Upper Zone of the Cukaru Peki copper-gold deposit. Zijin has projected that over 79,000 tonnes of copper will be produced per annum from the Upper Zone project once it reaches its full capacity, "with a designed throughput of 3.3 million tonnes per annum" for the milling facility (see http://www.zijinmining.com/business/product-detail-69543.htm & http://www.zijinmining.com/news/118268.htm).

  Additional Timok Project exploration upside is provided by EMX royalties covering adjacent projects and other properties, including:

- Brestovac West, which is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac West royalty was organically generated by EMX and contains the Corridor Zone gold prospect. It is situated directly west of Brestovac and the Cukaru Peki deposit.

- Durlan Potok, which is covered by a 0.5% NSR royalty defined under the same Royalty Agreement as Brestovac, is located in the Timok Magmatic Belt approximately 20 kilometers north of Brestovac and Cukaru Peki.

As a subsequent event, EMX filed on SEDAR a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" by Mineral Resource Management LLC (see EMX news release dated March 2, 2021). As summarized in EMX's Timok Technical Report, an Upper Zone Pre-Feasibility Study ("PFS") was completed by previous operator Nevsun Resources Ltd. ("Nevsun") in 2018, with a probable mineral reserve of 27.121 million tonnes averaging 3.25% copper and 2.06 g/t gold based upon metal prices of a) US$3.00 per pound copper and b) US$1,300 per ounce gold, and a reserve NSR cut-off of $35/tonne which was used to optimize the SLC (sublevel cave) ring layout (see EMX Technical Report dated February 26, 2021 and with an effective date of June 19, 2018). EMX's Technical Report also summarized Nevsun's 2018 inferred resource estimate for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cut-off reported as 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold. The Lower Zone mining method is assumed to be by block cave.

EMX has requested, but has not been provided, the supporting data and information used for Nevsun's or Zijin's Timok Project disclosures, nor does EMX have access to the properties. As a result, EMX has not been able to independently verify the technical information regarding Nevsun's or Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Fennoscandia

The Company's portfolio in Fennoscandia totaled 59 royalty and royalty generation projects at year end. Multiple projects were drilled by partners in 2020, and many applications for new projects were filed during the year, with a focus on gold projects and nickel-copper-cobalt (battery metals) +/-platinum group element ("PGE") projects. There is heightened interest in the available royalty generation projects, and EMX is advancing discussions with a number of companies regarding new partnerships. Meanwhile, the Company continued building value on the available royalty generation projects by conducting early-stage data compilation, geological mapping, geochemical sampling, and geophysical surveys.

  EMX acquired a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V. ("Akkerman"), a private Netherlands company (see EMX news release dated February 25, 2020). The Kaukua Royalty was acquired from Akkerman for C$125,000 and the issuance of 52,000 EMX shares. The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

A mineral resource estimate for the Kaukua deposit was announced in September, 2019 by Palladium One*. Palladium One's Technical Report outlined an open pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent):

Mineral Resource Estimate for the Kaukua Deposit - September 2019 **
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

In 2020, Palladium One announced the completion of Induced Polarization (IP) surveys that delineated the Kaukua South zone as a 5.5 kilometers long anomaly. Follow-up Phase I drill testing, totaling ~2,500 meters in 14 core holes, intersected mineralization along four kilometers of trend length (see Palladium One news releases dated August 10, 11, and 25, September 15 and 29, and October 22, 2020). The drill intercepts included 62.7 meters (starting at 23.5 m depth) of 3.52 g/t Pd Eq (i.e., 1.84 g/t Pd, 0.64 g/t Pt, 0.14 g/t Au, 0.18% Cu and 0.15% Ni) in LK20-016 (true width unknown). Based upon the success of the Phase I drilling, a Phase II drill campaign, planned for 17,500 meters, commenced in November (see Palladium One news release dated November 10, 2020). The majority of the Kaukua South zone is covered by EMX's royalty.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.

** From Table 1-1 of the Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources;  Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  Errors may occur due to rounding to appropriate significant figures." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

  EMX optioned the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway to Pursuit Minerals Limited (ASX: PUR) ("Pursuit") for an equity interest in Pursuit, a 3% NSR royalty on each project, and other consideration to EMX's benefit, including AAR and milestone payments (see EMX news release dated February 18, 2020). Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied. The agreement provides Pursuit with the option to earn 100% interest in the projects.

Pursuit undertook project evaluation and assessment work during the year.

  EMX sold the Tomtebo and Trollberget polymetallic projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") for an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020).

During 2020, District conducted field work at Tomtebo, including geophysical surveys, geological mapping, geochemical sampling, drill core review, and 3D modeling at the historical Tomtebo mine (see District news releases dated July 27, September 30, October 7, October 15, October 28, and December 7, 2020). From this work, District identified a number of targets for follow up drilling in 2021.

  EMX optioned the Løkken and Kjøli polymetallic projects in Norway and a group of six exploration licenses located in the southern extension of the "Gold Line" metallogenic belt in Sweden to Capella Minerals Limited (TSX-V: CMIL) ("Capella") (named changed from New Dimension Resources Ltd. in Q4) for cash payments, an equity interest in Capella and work commitments during a one-year option period (see EMX news release dated August 11, 2020).. Upon Capella's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of Capella, and other consideration to EMX's benefit. Capella may purchase 0.5% of the NSR royalty from EMX within six years of the execution of the agreement.

Løkken and Kjøli are volcanogenic massive sulfide ("VMS") projects, while the southern Gold Line properties host orogenic-style/intrusion-related gold mineralization. Capella mobilized field crews to the Løkken, Kjøli, and Southern Gold Line gold projects to identify priority targets for follow-up (see Capella news release dated October 28, 2020).

  EMX executed an amendment to its option agreement with Sienna Resources Inc. (TSX-V: SIE) ("Sienna") for the Slättberg Ni-Cu-Co-PGE project in southern Sweden in Q2 (see EMX news release dated May 25, 2020). As part of the amendment, Sienna also entered into a two year option period to acquire EMX's Kuusamo battery metals project in Finland in exchange for a 3% NSR royalty, satisfying work commitments, and making payments of cash and equity to EMX. The Kuusamo Ni-Cu-Co-PGE project is comprised of two exploration "reservation" properties located adjacent to, and near EMX's Kaukua PGE royalty property in Finland. Both the Kuusamo and Kaukua properties have Ni-Cu-Co-PGE enriched sulfide horizons near the base of a mafic intrusive complex. Geologic maps of the area depicting this horizon show that it extends for nearly 30 kilometers along strike within the EMX reservation areas.

Sienna announced the results from its three hole, 707.9 meter drill program at Slättberg in Q3 (see Sienna news release dated July 15, 2020). According to Sienna, "All three holes intersected nickel-rich sulfide mineralization, including mineralization present in veins and in sulfide-matrix breccias, similar to styles of mineralization seen in earlier drill holes. The 2020 program results demonstrate that mineralization continues at depth in key target areas on the property."

Additionally, EMX executed another amendment to the option agreement with Sienna (see EMX news release dated August 27, 2020). This amendment added the Bleka and Vekselmyr gold projects in southern Norway to the agreement, whereby Sienna entered a two year option period to acquire 100% interest in the projects by satisfying work commitments and making cash and equity payments to EMX, with EMX retaining 3% NSR royalty interests in the projects upon Sienna's earn-in. Bleka is the site of historical mining and gold production from high-grade gold veins, and at Vekselmyr outcropping orogenic-style gold veins have been documented. Sienna commenced field work at Bleka in Q4, including geologic mapping, surface sampling, and planning for a UAV magnetic survey (see Sienna news release dated November 5, 2020).

  Playfair Mining Ltd. (TSX.V: PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in 2020 exercised the option to acquire 100% interest in both projects (see Playfair news release dated July 13, 2020) by issuing an additional 3,000,000 Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3,000,000 within five years.

Playfair executed programs including surface geochemical sampling programs and Artificial Intelligence ("AI") priority target selection at the historical Storboren VMS mine (see Playfair news releases dated July 21, September 29, and October 15, 2020), and commissioned a drone magnetic survey (see Playfair news release dated November 10, 2020).

  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). Copperstone continued its drill campaigns at Viscaria during 2020, with a focus on resource delineation at the D-Zone.  Copperstone's updated D-Zone resource estimate (PERC 2017) at a 0.8% copper cutoff was reported as 12.77 Mtonnes averaging 1.7% copper and 28.07% iron of Indicated, and 4.93 Mtonnes averaging 1.18% copper and 29.41% iron of Inferred (effective date of November 30, 2020) (see Copperstone news release dated December 8, 2020). The iron is contained within the copper mineralized zone and is reported as a by-product. In addition, there is an iron mineralized D-Zone domain, outside of the copper zone, with an updated resource estimate at a 20% iron cutoff reported as 10.95 Mtonnes averaging 25.76% iron and 0.20% copper of Indicated, and 4.12 Mtonnes averaging 26.1% iron and 0.19% copper of Inferred. There are also historical mineral resources at the A-Zone and B-Zone defined in 2015 (JORC 2012) by previous operator Sunstone Metals Ltd. Copperstone plans on updating the A-Zone and B-Zone resource estimates in 2021.
  EMX has a 3% NSR royalty interest covering the Burfjord copper-gold project located in Norway operated by Norden Crown Metals Corp. ("Norden" renamed from Boreal Metals Corp. in Q4) (TSX-V: NOCR). Norden entered into a joint venture agreement with Boliden Mineral AB ("Boliden") in Q2 (see Norden news release dated June 10, 2020). EMX executed an amendment to its Royalty Conveyance Agreement with Norden to accommodate the joint venture agreement between Norden and Boliden and secure EMX's royalty interest at Burfjord. Norden conducted field programs consisting of geological mapping, geochemical sampling, and geophysical surveys in during 2020 (see Norden news release dated August 24, 2020). Targets identified from this field work are expected to be drill tested in 2021.

EMX also has a 3% NSR on Norden's Gumsberg VMS project in Sweden's Bergslagen mining district. Norden advanced the Fredriksson Gruva lead-zinc-silver target to drill testing during the summer field season (see Norden news releases dated November 9 and December 9, 2020) and commenced a 2,500 meter diamond drill program at the Östra Silvberg prospect (see Norden news release dated November 16, 2020) to follow-up on multiple high-grade intercepts from earlier drill campaigns, which included 10.94 meters of 656.7 g/t silver, 16.97% zinc, 8.52% lead and 0.76g/t gold (BM-17-05) (true width estimated at 20-50% of reported interval) (see Norden news releases dated February 28, 2018).

  EMX sold five gold projects (comprised of thirteen exploration licenses) in the "Gold Line" metallogenic belt in Sweden (4 projects) and the Skellefteå Belt (1 project) of north-central Sweden to Gold Line Resources Ltd. ("GLR") in 2019 (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in GLR, advance royalty payments, and 3% NSR royalty interests in the projects. GLR has the right to buy down up to 1% of the royalty owed to the Company (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent, within six years of the closing date of the EMX-GLR agreement.

The Company assisted GLR, on a 100% reimbursed basis, in advancing the five projects during 2020 (see EMX news release dated July 29, 2020). Field work included geological mapping, geochemical surveys, and top-of-bedrock drilling to identify targets for upcoming diamond drill campaigns.

GLR completed a reverse takeover of Tilting Capital Corp. in Q4, and is now listed as a Tier 2 Mining Issuer on the TSX Venture Exchange (TSX-V: GLDL) (see GLR news release dated November 2, 2020).

  EMX sold the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp. (TSX-V: NORA) ("Norra") in 2019 (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with an equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, and other consideration to EMX's benefit. Norra has focused on the Bleikvassli and Meråker projects during 2020, after terminating its interests in the Sagvoll and Bastuträsk VMS projects (see Norra news release dated January 24, 2020).

Bleikvassli, which was one of the last metal mines to operate in Norway, consists of lenses of Zn-Cu-Pb-Ag massive sulphide mineralization. The historical mining operation workings span several levels and extend across 25 kilometers of drifts, raises and shafts from production dating to 1917-1997. At Bleikvassli, Norra identified three priority drill targets scheduled for a 5-10 diamond drill hole test totaling 1,500-meters (see Norra news release dated October 19, 2020).

The Meråker project has historical mining records dating back more than 200 years. Norra is planning reconnaissance sampling and geological mapping programs to identify targets for follow-up drill testing.

The Sagvoll and Bastuträsk projects have reverted to 100% EMX control and are available for partnership.

  South32 Ltd ("South32") terminated the option agreement for the Riddarhyttan IOCG and massive sulfide project in Sweden in Q1. A 5,568.5 meter drill program was completed in 2019, comprised of 15 widely spaced reconnaissance holes distributed throughout the main trends of mineralization on the project. The drill program tested 12 individual target areas and intersected multiples zones and styles of anomalous copper, cobalt and gold mineralization. Riddarhyttan is a past producer of iron and copper located in the Bergslagen mining region and is the locality where the element cobalt was first identified.

Riddarhyttan has reverted to 100% EMX control and is available for partnership.

  EMX continued to pursue new acquisition opportunities in Fennoscandia during 2020, with an emphasis on orogenic lode/intrusion-related gold and battery metal/PGE assets. Some of the new royalty generation projects acquired in 2020 were subsequently partnered later in the year. The Company is seeking partners for its available royalty generation properties.
  Subsequent to December 31, 2020, EMX executed an option agreement for the Flåt, Bamble and Brattåssen projects in Norway, and for the Mjövattnet and Njuggträskliden projects in Sweden providing Martin Laboratories EMG Limited ("MLE"), a private UK based company, the option to acquire 100% project interests (see EMX news release dated February 3, 2021). The agreement provides the Company with an equity interest in MLE, work commitments, and upon MLE's earn-in for 100% project interest, a 2.5% NSR royalty, and other consideration including AAR and milestone payments to EMX's benefit. MLE may also issue up to 9.9% of its issued and outstanding share capital to the Company as certain conditions are satisfied.
  Subsequent to December 31, 2020, and subject to TSX approval, EMX executed a definitive agreement with Gold Line Resources Ltd. and Agnico Eagle Mines Limited, by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold project in central Finland and the Solvik Gold project in southern Sweden for an aggregate purchase price of US$10,000,000 comprised of staged payments totaling US$7,000,000 in cash, and US$1,500,000 in shares of GLR and US$1,500,000 in shares of EMX over three years (see EMX news release dated March 22, 2021). Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500,000 of EMX shares issued to Agnico over the course of the agreement.

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on Balya, which is now operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. The Company's royalty agreement with Esan provides for the blending of mineralized materials mined from EMX's royalty property with those mined from the Esan property, with processing conducted at Esan's facilities.

During 2020, Esan completed a 22,230 meter drill program to in-fill and extend zones of lead-zinc-silver mineralization at the Balya North deposit (previously known as Hastanetepe), which is covered by EMX's royalty (see EMX news release dated February 11, 2021). The drill program was successful, and Esan notified EMX that it had started development of a 4,900 meter decline at Balya North that will be completed in approximately two and a half years (i.e., sometime in 2023). Esan also advised EMX that initial production from Balya North "run of mine" material is anticipated in Q4, 2021 as development of the decline advances and encounters lead-zinc-silver mineralized bodies along its path.

  EMX's Akarca royalty property covers an epithermal gold-silver district in the Western Anatolia mineral belt. EMX sold the Akarca project to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company for cash payments, pre-production and milestone gold bullion payments (or the cash equivalent), and a sliding scale production royalty ranging from 1% to 3% that is uncapped and cannot be bought out or reduced (see EMX news release dated August 8, 2016).

Çiftay's programs to advance Akarca have been delayed since 2018 while awaiting drill permits and land use designation approvals. These administrative and legal processes will take an indeterminate amount of time. Due to the delays, both EMX and Çiftay agreed that the pre-production payments will remain suspended until the Akarca project can move forward. Although field programs have been put on hold, in Q2 Çiftay advised that additional metallurgical testing at Kappes Cassidy & Associates using HPGR (high pressure grinding roll) technology had yielded gold recoveries in the +-75% range.

  The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface epithermal gold deposit sold to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX, including annual advance payments of US$125,000 until commencement of commercial production, and then 3.5% of production returns after certain deductions ("NSR Payment") for mineralization mined from the property that is processed on-site (increased to 5% if processed off-site). The NSR Payment is uncapped and cannot be bought out or reduced.

Sisorta work programs and project development were delayed during 2020 due to the COVID-19 situation. The annual payment for 2020 has also been delayed. EMX is working to resolve this issue.

  The Company closed the sale of the Alanköy and Trab-23 gold-copper projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019), after receiving the required approvals from the Ministry of Mines in Q1 of 2020. At closing, EMX received a US$106,000 payment from Kar, the cash equivalent of 70 ounces of gold. The sale of the projects also provides for AAR and milestone gold bullion (or the cash equivalent) payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects.  In Q2, Kar declared force majeure due to COVID-19.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project, which was partnered in 2020, and Yarrol which is a new project available for partnership. EMX continued to evaluate royalty generation opportunities and lodge new license applications during the year.

  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial, elluvial, and "reef" (bedrock) gold occurrences have been recognized along the Koonenberry fault zone in southeastern Australia (see EMX news release dated September 19, 2017). The operator of the Koonenberry project, Koonenberry Gold Pty Ltd ("KNB"), a private Australian company, continued with work programs during the year that included geochemical sampling, geologic mapping, and bulk sampling and gravity concentration on reef, as well as alluvial gold prospects. The more recent focus of exploration has been on delineating and prioritizing gold mineralized reef targets in preparation for drill testing in 2021.
  The Company optioned the Queensland Gold project in east-central Queensland to Many Peaks Gold Pty Ltd. ("MPL"), a private Australian company (see EMX news release dated September 8, 2020). The agreement provides for cash payments to EMX and work commitments during a one-year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, a retained 2.5% NSR royalty interest, AAR and project milestone payments, as well as other consideration to EMX's benefit. MPL will have the option to purchase 0.5% of the NSR royalty for 1,000 ounces of gold, or its cash equivalent, no later than the fifth anniversary of the agreement.

The Queensland Gold project hosts multiple styles of mineralization, including intrusion-related gold system ("IRGS") targets that were only partially explored in the mid-1990's. The project encompasses a 46,400 hectare area covering historical small-scale gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies. MPL completed reconnaissance exploration programs during Q4 in preparation for follow-up drilling in 2021.

  The Company's license application for the Yarrol project in east-central Queensland was granted in Q3. Yarrol is an intrusion-related gold project ~30 kilometers south of EMX's Queensland Gold property. Historical exploration at Yarrol has yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that are postulated to represent concealed diorite-hosted gold targets at depth. The Yarrol project is available for partnership.
  The licenses covering the East Kimberley project in Western Australia were relinquished by EMX due to a lack of encouraging exploration results.

Haiti

EMX's mineral property interests in Haiti are covered by 0.5% NSR royalties. The Company's royalty properties cover 49 Research Permit applications held by Newmont Ventures Limited ("Newmont"), as well as the Grand Bois project controlled by a privately held company. To the Company's knowledge, there were no significant advancements made by the Haitian government to implement a new mining law, a process which has been underway since 2013 when the Mining Convention process was suspended. As the Company understands, the properties covered by EMX's royalty interests remain on care and maintenance status.

Strategic Investments

The Company has strategic investments in companies with under-valued mineral assets that have upside exploration or development potential. Strategic investments serve as a complement to EMX's royalty and royalty generation business initiatives.

  The Company made a US$3,790,000 investment in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020) in Q1. Ensero operates through its wholly-owned subsidiary Ensero Solutions, Inc. Ensero is a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada. EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments which will total US$8,540,000 over seven years, as well as a 7.5% equity position.

The investment also establishes the basis for a strategic alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale as an asset for exploration or development.

During 2020, EMX received $207,000 (US$153,000) in quarterly dividend payments from Ensero. EMX and Ensero evaluated multiple opportunities in North America under the EMX-Ensero strategic alliance during the year.

  At year end, EMX had a 19.9% equity interest (18.9% on a fully diluted basis), in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation (see EMX news release dated December 19, 2019). Subsequent to December 31, 2020 the Company increased its interest in RAH by making an additional investment of US $1,250,000. The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is an open pit heap leaching operation that produces and sells gold and silver doré. Gold-silver mineralization at Rawhide is produced from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by Tertiary-age volcanic units.

Production in 2020 was principally sourced from the Regent open pit, which was permitted by RAH in early 2019 and put into production shortly thereafter. RAH advised EMX that 24,687 ounces of gold and 162,039 ounces of silver were sold at average prices of US$1,602/oz gold and US$18.90/oz silver during 2020. This yielded US$42.6 million in total revenue, which after costs and deductions, resulted in a net loss before tax of US$1.169 million to RAH. Due to 2020's underperformance relative to forecasts, EMX and the other RAH members did not receive ordinary dividend or other payments during the year.

EMX, as well as other RAH investors, are actively engaged with RAH management to evaluate ways to optimize production and define additional resources. These efforts include: a) identifying additional gold-silver mineralization at Regent through improved geological and grade estimation modeling, b) delineating potentially mineable gold-silver mineralization at the Rawhide open pits that was left in the highwalls from historical mining, c) evaluating the viability of mining and processing gold-silver mineralized backfill material placed in the historical Crazy open pit, as well as mineralization left in the highwalls, d) assessing the upside exploration potential of the property, including the High Peaks, Gateway, Gravel, and Boulder Anomaly prospects, and e) investigating the unrealized value of sulfide mineralized material occurring beneath the oxide zones that have been the sole focus of historical, as well as current exploration programs and mining operations. Another, longer term, source of project value may come from the reprocessing of the heap leach material, which was the subject of an independently authored RAH internal report completed in Q4.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia, Fennoscandia, Turkey, and Australia.

RESULTS OF OPERATIONS

Year Ended December 31, 2020

The net loss for the year ended December 31, 2020 was $6,007,000 compared to a net loss of $13,820,000 for the prior year ("FY19").  The net loss for FY20 was made up of revenues of $7,199,000 (FY19 - $5,084,000), costs and expenses totaling $16,822,000 (FY19 - $15,662,000) and gains from other items totaling $6,235,000 (FY19 - loss $3,657,000), and adjustments for tax totaling $2,619,000 (FY19 recovery of $415,000). Significant components of other income and losses include a gain in fair value changes of certain financial instruments of $6,162,000 (FY19 - $362,000), loss from impairment of accounts receivable of $Nil (FY19 - $434,000), gain on sale of marketable securities of $250,000 (FY19 - $61,000) and a foreign exchange adjustment of $177,000 (FY19 - $3,646,000).

Revenues and other income

The Company earns various sources of revenue including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the year ended December 31, 2020 and 2019, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income	Year ended	Year ended
	December 31, 2020	December 31, 2019
Royalty revenue	$1,478	$1,439
Option and other property income	4,700	1,978
Interest income	937	1,667
Dividend Income	84	-
	$7,199	$5,084

In FY20, the Company earned $1,478,000 (FY19 - $1,439,000) of royalty income. This included royalty income earned for 555 (FY19 - 476) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on various properties.  The increase compared to the year ended December 31, 2019 was mainly the result of an increase in production ounces received in the current year and the increase of the average realized gold price on ounces received from the Leeville royalty, offset with a decrease in pre-production amounts received in Turkey. In FY20, the average realized gold price for the Leeville royalty was US$ 1,775 (2019 - US$ 1,393) per ounce. Royalty income is offset by gold tax and depletion of $1,190,000 (2019 - $844,000) for net royalty income of $288,000 (2019 - $595,000).

Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable, and interest accretion on the Ensero investment.

The increase in option and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US, as well as execution payments and proceeds on the sale and formation of additional royalty generation agreements. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds which increased in FY20 compared to FY19. Further, anti-dilution provisions in property agreements provided for additional equity received and were included in option and other property income. For the year ended December 31, 2020, included in option and other property income was $3,756,000 related to the fair value of these equity interests. As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the year ended December 31, 2020 and 2019 comprised of the following:

In Thousands of Dollars	Year ended	Year ended
General and administrative expenses	December 31, 2020	December 31, 2019
Salaries, consultants, and benefits	$2,360	$1,885
Professional fees	968	1,111
Investor relations and shareholder information	604	756
Transfer agent and filing fees	222	174
Administrative and office	944	968
Travel	74	233
	$5,172	$5,127

General and administrative expenses ("G&A") of $5,172,000 were incurred compared to $5,127,000 in FY19. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in FY20 compared to FY19 are related to:

  Salaries and consultants increased in FY20 by $475,000 compared to FY19. In the Company's continued efforts to source royalty opportunities, the Company engaged additional industry experts during the current fiscal year.

  Professional Fees decreased in FY20 by $143,000 compared to FY19. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods. The Company also continues to engage a third-party internal control expert, as well as additional audit fees related to the Company's audit of internal controls.
  Investor relations decreased by $152,000 in FY20 compared to FY19. Due to COVID-19 safety concerns the Company reduced in FY20 the marketing and communications activities, including the attendance of trade shows, and other activities involving travel.  The result is a decrease in investor relations and shareholder information costs.
  Transfer agent and filing fees increased by $48,000 compared to FY19. The increase was mainly due to increases in annual listing fees for the TSX-V and NYSE.
  The presence of the COVID-19 pandemic has led to an expected decrease in travel costs during in FY20 of $159,000 compared to FY19.

It should be noted that many of our personnel and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs decreased from $8,446,000 in FY19 to $8,430,000 in FY20 on a net basis. This is a result of an increase in expenditures of $669,000 in FY20 compared to FY19 including $1,127,000 (FY19 - $1,178,000) of share-based compensation, offset with an increase in recoveries from partners by $685,000 in FY20 compared to FY19.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for FY20 compared to FY19 is directly related to cost recoveries on multiple projects partnered with Norden Crown Metals Corp. and Gold Line Resources Ltd. in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In FY20 the Company recorded a total of $3,121,000 in share-based payments compared to $2,423,000 in FY19.  The aggregate share-based payments relate to the fair value of stock options vested during the year, the fair value of incentive stock grants, and the fair value of share-based compensation settled in cash. Of the total share-based compensation, $1,127,000 (FY19 - $1,178,000) was included in royalty generation costs.

Other

  During the year ended December 31, 2020, the Company had an unrealized gain of $6,162,000 (FY19 - $362,000) related to the fair value adjustments of certain assets, and a realized gain of $250,000 (FY19 - $61,000) for the sale of certain marketable securities held by the Company. The unrealized gain in the current period can be directly attributed to the continued strength of the mining industry in 2020.
  FY20, the Company incurred a foreign exchange adjustment of $177,000 compared to a foreign exchange adjustment of $3,646,000 in FY19. This was directly related to the Company holding significant $US cash balances and net assets as the $US was lower at December 31, 2020 than at December 31, 2019.
  In FY20, the Company also recorded a deferred income tax adjustment of $2,113,000 (FY19 - recovery $415,000) related to changes in estimates related to deferred tax assets.

Three Months Ended December 31, 2020

The net loss for the three months ended December 31, 2020 ("Q4-2020") was $3,933,000 compared to a loss of $1,900,000 for the prior year's comparative period ("Q4-2019").  The net loss for Q4-2020 was made up of $1,322,000 (Q4-2019 - $1,218,000) in royalty generation costs, general and administrative expenditures of $1,246,000 (Q4-2019 - $1,560,000) offset by other losses totaling $668,000 (Q4-2019 - $559,000).  The Company also had royalty income of $487,000 (Q4-2019 -$61,000) before depletion and related tax.

The significant items to note for Q4-2020 compared to Q4-2019 are consistent with the significant items for the annual discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2020, the Company had working capital of $68,995,000 (December 31, 2019 - $75,178,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $8,961,000 for the year ended December 31, 2020 (2019 - $13,476,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations in the current fiscal year is the increase in due diligence and project investigation related activities related to royalty generation.

Financing Activities

The total cash provided by financings during the year ended December 31, 2020 was $2,156,000 (2019 - $2,103,000). The proceeds in the current period were related to the exercise of stock options.

Investing Activities

Cash used in investing activities for the year ended December 31, 2020 was $7,804,000 compared to $2,332,000 for the year ended December 31, 2019.

Some of the significant cash investment activities during the year ended December 31, 2020:

  The proceeds from the sale of fair value through profit and loss investments of $2,191,000 (FY 2019 - $534,000), offset with purchases of $1,570,000 (FY19 - $3,070,000);
  The purchase of Ensero preferred shares totalling $4,797,000 (FY19 - $Nil);
  The purchase of royalty and other property interests, totalling $5,120,000 (FY19 - $560,000) primarily related to the Revelo, Kaukua, Perry, and Frontline portfolio acquisitions;
  Receipt of anniversary and option payments totalling $579,000 (FY19 - $67,000) related to the Superior West project in the US and the Perry English portfolio in Canada; and
  The Company also received approximately $295,000 (FY19 - $1,612,000) in interest income earned on cash balances, and $207,000 (FY9 - $4,952,000) in dividends and other distributions.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

In Thousands of Dollars, Except Per Share Amounts
As at	December 31, 2020	December 31, 2019	December 31, 2018

Financial positions
Working capital	$68,995	$75,178	$88,902
Exploration and evaluation assets (net)	4,248	1,546	1,613
Royalty interest	14,248	13,488	14,346
Total assets	102,943	102,227	114,852
Share capital	132,678	128,776	125,231
Deficit	(61,351)	(55,344)	(41,524)

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Financial results
Revenue and other income	$7,199	$5,084	$3,536
Cost and expenses	16,822	15,662	12,150
Net income (loss)	(6,007)	(13,820)	62,118
Basic earnings (loss) per share	(0.07)	(0.17)	0.78
Diluted earnings (loss) per share	(0.07)	(0.17)	0.77

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020

Revenue and other income	$2,837	$1,261	2350	$751
Project and royalty generation costs	(3,672)	(5,838)	(4,765)	(2,117)
Recoveries from partners	2,350	3,374	1,721	517
Share-based payments	454	14	1,448	78
Net income (loss) for the period	(3,933)	(913)	(3,281)	2,120
Basic earnings (loss) per share	(0.00)	(0.01)	(0.04)	0.03
Diluted earnings (loss) per share	(0.00)	(0.01)	(0.04)	0.02

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019

Revenue and other income	$1,383	$1,212	$1,074	$1,415
Project and royalty generation costs	(4,324)	(3,638)	(5,887)	(1,874)
Recoveries from partners	3,106	1,714	1,669	788
Share-based payments	223	114	908	-
Net loss for the period	(1,900)	(2,391)	(6,742)	(2,787)
Basic loss per share	(0.02)	(0.03)	(0.08)	(0.03)
Diluted loss per share	(0.02)	(0.03)	(0.08)	(0.03)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the year ended December 31, 2020	Salary and fees	Payments	Total
David M. Cole, President and CEO	$531	$525	$1,056
Christina Cepeliauskas, Chief Administrative Officer	158	199	357
Rocio Echegaray, Corporate Secretary	105	85	190
Doug Reed, Chief Financial Officer	100	125	225
Brian Levet, Director	24	87	111
Brian Bayley, Director	24	87	111
Larry Okada, Director	24	87	111
Michael Winn, Director (1)	229	208	437
Seabord Services Corp. (2)	279	-	279
Total	$1,474	$1,403	$2,877

In Thousands of Dollars
		Share-based
For the year ended December 31, 2019	Salary and fees	Payments	Total
David M. Cole, President and CEO	$431	$266	$697
Christina Cepeliauskas, Chief Administrative Officer	-	121	121
Jan Steiert, former Chief Legal Officer	208	121	329
Rocio Echegaray, Croporate Secretary	11	60	71
Brian Levet, Director	24	65	89
Brian Bayley, Director	24	65	89
Larry Okada, Director	24	65	89
Michael Winn, Director (1)	80	87	167
Seabord Services Corp. (2)	437	-	437
Total	$1,239	$850	$2,089

(1) Starting June, 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to EMX.

Included in accounts payable and accrued liabilities at December 31, 2020 is the following balances owed to key management personnel and other related parties.

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	December 31, 2020	December 31, 2019
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$-	$12
Brian Levet, Director	Fees	-	6
Brian Bayley, Director	Fees	-	5
Michael Winn, Director	Fees	27	7
Larry Okada, Director	Fees	-	6
Seabord Services Corp.	Expense reimbursement	1	-
Total		$28	$36

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2020 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2020 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2020 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2020 on www.sedar.com.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined.

Unknown Defects or Impairments in EMX's Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests EMX holds or acquires may prevent EMX from realizing the anticipated benefits from its royalty and stream interests, and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and stream interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests  EMX acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which EMX holds or seeks to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or stream interest. Even if EMX retains its royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX.

Operators' Interpretation of EMX's Royalty and Stream Interests; Unfulfilled Contractual Obligations

EMX's royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and stream interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

• the existence or geographic extent of the royalty or stream interest;

• methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

• third party claims to the same royalty interest or to the property on which EMX has a royalty or stream interest;

• various rights of the operator or third parties in or to the royalty or stream interest;

• production and other thresholds and caps applicable to payments of royalty or stream interests;

• the obligation of an operator to make payments on royalty and stream interests; and

• various defects or ambiguities in the agreement governing a royalty and stream interest.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Timok Project in Serbia and the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. For the Leeville property, there is also a risk that the operator may cease to operate in the Company's area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company from either property.

EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that any of these payments will be received and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into the agreement management, management cannot reasonably estimate the value of these future receipts.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these exploration projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Foreign Countries and Political Risks

The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Impact and Risks of Epidemics

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The current novel Coronavirus (COVID-19) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company's ability to raise additional funds through equity issues.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore for and exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") for the financial year ending December 31, 2020 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission ("SEC"), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions of corporations may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at December 31, 2020.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by Davidson & Company LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made significant updates and improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our internal controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At March 24, 2021, the Company had 84,994,898 common shares issued and outstanding. There were also 6,072,000 stock options outstanding with expiry dates ranging from October 18, 2021 to October 5, 2025.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.